OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	THE REPUBLIC OF AUSTRIA

September 28, 2023

Office of International Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention: Mr. Gabriel Eckstein

Re: Oesterreichische Kontrollbank Aktiengesellschaft

Registration Statement under Schedule B

Filed August 8, 2023

File No. 333-273783

Dear Mr. Eckstein:

Reference is made to the Registration Statement on Schedule B (the “Registration Statement”) (File No. 333-273783) filed by Oesterreichische Kontrollbank Aktiengesellschaft (the “Bank”) and the Republic of Austria (the “Republic”) with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Bank and the Republic, pursuant to Rule 461 under the Securities Act, respectfully request acceleration of the effective date of the Registration Statement so that it becomes effective on September 29, 2023, or as soon as practicable thereafter.

Since the Registration Statement is filed as a shelf registration statement, there are no underwriters in connection with the registration and therefore no request for acceleration or consent by an underwriter has been filed herewith.

Thank you for your attention to this matter.

Very truly yours,

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	THE REPUBLIC OF AUSTRIA

/s/ Mag. Angelika Sommer-Hemetsberger	/s/ Mag. Christoph Kreutler
Mag. Angelika Sommer-Hemetsberger	Mag. Christoph Kreutler
Member of the Board of Executive Directors	Director, Head of the Division for Export Financing and International Export Promotion Policy,
Ministry of Finance of the Republic of Austria

/s/ Maximilian Plattner
Maximilian Plattner
Director

cc:	Marc O. Plepelits

Allen & Overy LLP

Leo Borchardt

Davis Polk & Wardwell London LLP